September 16, 2005

Mail Stop 4561

Ofer Segev
Chief Financial Officer
Attunity Inc.
40 Audubon Road
Wakefield, Massachusetts 01880

Re:  	Attunity Ltd.
	Amendment No. 4 to Form F-3
      Filed April 20, 2005
      File No. 333-119157

      Amendment No. 1 to Form F-3
      Filed April 20, 2005
      File No. 333-122937

      Form 20-F Annual Report
      For Fiscal Year Ended December 31, 2004
      Filed on June 30, 2005
      File No. 0-20892

	Correspondence of September 2, 2005

Dear Mr. Segev:

      We have reviewed your amended Form F-3 filings and Form 20-F subsequent to your recent correspondence. We have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form F-3/A, File No. 333-119157
Form F-3, File No. 333-122937
Certain Information by Reference

1. Revise each prospectus to incorporate by reference your Form
20-F
for fiscal year ended December 31, 2004. Further, you may want to incorporate by reference any Form 6-K meeting the requirements of Form F-3. See Item 6(c) of Form F-3.
Selling Shareholders
2.	Please revise to update your prospectuses to include any
changes, if applicable, to your selling shareholder disclosure.

Exhibit 5.1

3. We note your opinions of counsel are dated November 18, 2004 for file no. 333-119157 and February 22, 2005 for file no. 333-122937.
Please file updated legal opinions for each registration statement.

Exhibit 23.1
4. Revise to include currently dated consents from your independent accountants.

Form 20-F for the Fiscal Year Ended December 31, 2004
Item 15. Controls and Procedures, page 70
5. Pursuant to our comments issued in our letter dated March 24, 2005, we asked you to revise your controls and procedures disclosure to conform to Item 15 of Form 20-F. We note you state that your disclosure controls and procedures are effective, but then you include a disclaimer describing inherent limitations and that even these systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Please confirm to us that management concluded that your disclosure controls and procedures are effective at a reasonable assurance level. Further, in future filings, if you choose to include this disclaimer, conclude affirmatively, if true, that your disclosure controls and procedures are effective at a reasonable assurance level.


						*  *  *


	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.






	Any questions should be directed to David Edgar at (202) 551-3459 or Brad Skinner at (202) 551-3489. Questions regarding legal issues should be directed to Neil Miller at (202) 551-3442. If you need additional assistance you may contact me at (202) 551-3730.


								Sincerely,



								Barbara C. Jacobs
								Assistant Director



cc:  	Steven J. Glusband, Esq. (via facsimile)
	Carter Ledyard & Milburn LLP
	2 Wall Street
	New York, NY 10005
	Fax No.: (212) 732-3232
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Attunity Ltd.
September 16, 2005
Page 1